February 13, 2007

Tim Buchmiller
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Sipex Corporation Registration Statement on Form S-1 Filed November 15, 2006 File No. 333-138740
Dear Mr. Buchmiller:
     This letter is submitted on behalf of Sipex Corporation (“Sipex,” the “Registrant,” or the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed November 15, 2006, Registration No. 333-138740) (the “Registration Statement”), as set forth in your letter to Mr. Ralph Schmitt dated December 11, 2006. We are filing via EDGAR under separate cover Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated December 11, 2006 has been reproduced herein (in bold), with the Company’s response below each numbered comment.
     In addition to the supplemental and other information provided to the Staff pursuant to this letter, the Registrant has enclosed herewith as a courtesy to the Staff four (4) hard copies of Amendment No. 1, each of which has been marked to reflect the cumulative revisions made by the Registrant to the Registration Statement.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

General
1.	It appears that you intend your registration statement to cover the resale of securities that are being offered by affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering “by or on behalf of the issuer” for purposes of Rule 415(a)(4) of Regulation C. Under that rule, “equity securities” offered by or on behalf of the registrant cannot be sold as an “at the market offering” unless the offering comes within paragraph (a)(l)(x) of Rule 415. Your offering does not appear to meet that requirement. As such:
•	Please revise your registration statement to price the notes and warrants offered for resale by affiliates and disclose that those parties will conduct their offering at the fixed price for the duration of their offering. The prospectus should make clear that those persons are underwriters of the securities they are offering; and

•	Because the offering of the shares of common stock underlying the notes and warrants may not be done on a delayed or continuous basis under Rule 415(a)(l)(x), you may not file a resale registration statement related to the offering of those shares until the selling shareholders have acquired those shares. At that time, you may register the resale transaction if the offering is registered on a form on which you are eligible to register the transaction as a primary offering, the investors are identified as selling shareholders and as underwriters and you include the price at which the underwriters will sell the securities.
Response:
Pursuant to the telephone call between Tim Buchmiller of the Staff and Robert Day of Wilson Sonsini Goodrich & Rosati, P.C., on January 11, 2007, the Registrant has revised the terms of the offering to include only selling security holders which are non-affiliates of the Registrant.
Further, for the purpose of clarification, none of the selling securityholders (i) owns more than 5% (on an as converted basis) of the equity if the Registrant; (ii) has a business relationship with the Registrant; (iii) serves or has a representative serve as a member of the Registrant’s board of directors or as an officer of the Registrant; (iv) has the ability, by relationship or contract or otherwise, to affect the management or policies of the Registrant; or (v) other control indicia (other than the standard covenants and registration rights associated with the purchase of the notes and warrants). Based on the foregoing, the Registrant believes that none of the selling securityholders is in “control” of the Registrant, and accordingly, none of the selling security holders is an affiliate of the Registrant.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

2.	It appears from your prospectus that you also intend your registration statement to register the resales of the shares issuable upon conversion of the notes and exercise of the warrants by the current holders of those securities. If so, please revise your fee table to specifically include those resales for non-affiliates. Also revise your plan of distribution and other disclosure as appropriate.
Response:
As the registration statement is being amended specifically to withdraw from registration any selling stockholders which are affiliates, the Registrant has revised the fee table accordingly.
3.	If you also intend your registration statement to register the primary offering of your shares of common stock to a subsequent holder of a note or warrant upon the conversion of that note or exercise of that warrant, please revise your registration statement to make this clear. Otherwise, please tell us what registration or exemption you will be using for your primary offering of the underlying securities to subsequent purchasers of the notes and warrants.
Response:
The Registrant has revised the terms of the offering to include only selling securityholders who are non-affiliates of the Registrant, and these selling securityholders purchased their securities on May 18, 2006 and have held such securities since then for investment purposes. As such, the Registrant does not consider this a primary offering.
4.	If the notes are callable, please include a statement to that effect in the title of the securities wherever the title of the securities is required to be stated in your filing. Refer to Instruction 1.B to Item 202 of Regulation S-K.
Response:
The Registration Statement has been amended in response to the Staff’s comment, and the notes are now referred to as “5.5% Redeemable Convertible Senior Notes due 2026.”
5.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. All amendments should contain a currently dated accountant’s consent.
Response:
The Company notes the Staff’s comment and will provided the necessary information as required.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Principal and Selling Securitvholders. page 19
6.	Please add a column to your selling securityholders table to indicate the number of shares of common stock being offered for resale by each selling securityholders and the amount and, if one percent or more, the percentage, of your outstanding common stock to be owned by each such selling securityholder after completion of the offering. Refer to Item 507 of Regulation S-K.
Response:
The Registration Statement has been amended in response to the Staff’s comment.
7.	We note the references in your selling securityholders table to footnotes 3, 4 and 5. Please include all footnotes that are related to the disclosure in your table immediately after the table.
Response:
The Registration Statement has been amended in response to the Staff’s comment.
8.	Please identify the natural persons with voting or investment power over the securities held by each selling securityholder.
Response:
The Registration Statement has been amended in response to the Staff’s comment.
9.	Please tell us whether any selling securityholder is a broker-dealer or an affiliate of a broker-dealer. If a selling securityholder is a broker-dealer, it must be identified as an underwriter with respect to the securities that it is offering for resale unless those securities were received as compensation for underwriting activities. If a selling securityholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the securities it is offering for resale unless that selling securityholder is able to make the following representations in the prospectus:
•	the seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Response:
We have received representations from each of our selling securityholders as follows:

Agreements or
			Securities Acquired	Understandings to
Name of Selling	Broker-	Affiliate of Broker	in Ordinary Course	Distribute
Securityholder	Dealer	Dealer	of Business	Securities
Rodfre Holdings, LLC*	No	No	N/A	N/A

Capital Ventures International Heights Capital Management, Inc.	No	Yes	Yes	No

The Northwestern Mutual Life Insurance Company	No	Yes	Yes	No

Quantum Partners LDC	No	No	N/A	N/A

Needham Emerging Growth Partners, L.P.	No	Yes	Yes	No

Marathon Global Convertible Master Fund Ltd.	No	No	N/A	N/A

Investcorp Interlachen Multi-Strategy Master Fund Limited	No	No	N/A	N/A

Needham Contrarian (QP) Fund L.P.	No	Yes	Yes	No

Needham Contrarian Fund, L.P.	No	Yes	Yes	No

The Northwestern Mutual Life Insurance Company For Its Group Annuity Separate Account	No	Yes	Yes	No

*	Note that Rodfre Holdings, LLC has been removed from the Registration Statement as a selling securityholder.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Incorporation of Certain Information by Reference, page 51
10.	Please revise your filing to incorporate by reference all of the reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since the end of your latest fiscal year. We note, for example, that you have filed several current reports on Form 8-K since December 31, 2005 that have not been incorporated by reference into your registration statement.
Response:
The Registration Statement has been amended in response to the Staff’s comment.
Form 10-K for the year ended December 31. 2005
Financial Statements, page 37
Note 2. Summary of Significant Accounting Policies, page 43
Revenue Recognition, page 43
11.	Please tell us more about your revenue recognition policy with regards to your engineering service contracts. Specifically:
•	Explain the terms of the contracts you enter into with various customers.

•	Explain your accounting policy if you are unable to deliver the “functional development samples.”

•	Tell us why it is appropriate to record such costs as research and development expense instead of cost of sales. Provide the literature upon which you relied.

•	Clarify for us how you account for the related costs once revenue is recognized and tell us what, if any, amounts are reclassified to costs of sales.

•	Quantify the amount of revenue recognition under these agreements for all periods presented. Note if greater than 10 percent of your total revenue for the year, related cost and expenses should be combined and disclosed separately. Refer to Regulation S-X, Article 5-03(b)(l) and (2). Revise as necessary.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Response:
From time to time, the Company develops custom products for various customers under best efforts engineering service contracts. The engineering service contract revenues received under these contracts have only partially funded the Company’s product development activities, and the Company retains ownership of the technology and products developed under these arrangements. The contracts typically have 2 to 3 milestone deliverables. Progress payments are typically due upon completion and customer acceptance for each of the deliverables. The first deliverable is typically a product design specification document that details the product features and related product performance criteria for such features. The second milestone is typically the delivery to the customer of a design simulation report. Such report is generated by our computer aided design automation tools used in the design and development process for our products. This report provides information and statistics relative to the simulation of the performance of the product as against the planned design specifications. A related element of this milestone is often the generation of a database for the production of the mask works or tools used in the production of the semiconductor products. The final milestone is usually the production and delivery of prototype product or engineering samples. These engineering samples can then be used by the customer in the development of their products which incorporate our semiconductor products. The engineering samples provide the desired end utility to the customer because the customer cannot utilize the elements delivered in the first two milestones in their development process for their end products.
If the Company is unable to deliver known functional development samples or engineering samples, or is unable to provide any of the typical milestone deliverables, or such are not accepted by the customer under the contractual terms, Sipex is obligated to either: 1) provide known functional development samples (e.g. remedy the non-delivered milestone), or 2) refund any moneys received for such milestones that are not delivered or accepted. Sipex may then terminate the contract. Upon contract termination, if functional development samples are not delivered, and after refund of moneys received for non-conforming deliverables, our accounting policy provides for revenue recognition of moneys received and not refunded for contract milestones or deliverables that were accepted or conforming to the contract specifications. Because of the high degree of uncertainty of success or functionality of the development samples prior to delivery and acceptance by the customer, the costs and expenses associated with each of the above noted contractual milestones are recorded as research and development expenses in accordance with SFAS No. 2.
The amount of engineering service contract revenue recognized in each period presented in our Form 10-K for 2005 was less than 10 percent of total net sales for each period. Therefore, no separate disclosure of such amounts was presented. Such amounts were as follows:

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

	Years Ended
	Dec. 31,	Jan. 1,	Dec. 31,
(Dollar amounts in thousands)	2005	2004	2003
Engineering service contract (ESC) revenues	$819	$676	$201
Total net sales, as reported	$72,674	$75,453	$36,535
Percentage of ESC to Total net sales	1.1%	0.9%	0.6%
Note 5. Property. Plant and Equipment, page 53
12.	We note that during the fourth quarter of 2005 you reduced the remaining estimated depreciation life for your headquarters facility from 25 years to four months. Please clarify your accounting, including whether the building was classified as held for sale, as defined by SFAS 144. Discuss why you believe it was appropriate to reduce the life of the building and improvements from 25 years to four months. Specifically refer to the accounting guidance upon which you based your accounting.
Response:
In August 2005, the Board of Directors of Sipex approved a plan to close its wafer fabrication operations located in Milpitas, California and transfer the fabrication to a subcontractor. In September 2005, a third party appraisal indicated that the carrying value of the Company’s corporate headquarters facility (which includes the Company’s wafer fabrication operations), the most significant asset on a book value basis on the Company’s balance sheet, may not be recoverable through a sale of the facility. In November 2005, the Board of Directors of Sipex authorized management to market the Company’s headquarters facility for sale. Based upon these events and changes in circumstances, management determined that the headquarters facility asset group should be tested for impairment or recoverability, in accordance with SFAS 144, paragraph 8, as these events and changes indicated that its carrying amount may not be recoverable.
The Company was continuing to use the facility and expected to use the facility through March 2007, and thus a sale of the facility would need to be accompanied by a leaseback. The Company’s broker advised that the minimum lease period a buyer of the facility would demand would be five years and thus the facility was marketed to be sold and leased back for five years, which would result in the Company retaining more than a minor portion (as defined in paragraph 3 of SFAS 28) of the facility. As a result, the Company determined that it could not classify the facility as held for sale, as per para. 30 of SFAS 144. Specifically, the requirements under para. 30.d. would not be met. Example 8b of Appendix A states:
To qualify for classification as held for sale, the sale of a long-lived asset (disposal group) must be probable, and transfer of the asset (disposal group) must be expected to qualify for recognition as a completed sale, within one year (paragraph 30(d)). That criterion would not be met, for example:

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

An entity commits to plan to “sell” a property that is in use, and the transfer of the property will be accounted for as a sale-leaseback through which the seller-lessee will retain more than a minor portion of the use of the property. The property would continue to be classified as held and used and paragraphs 7-26 would apply.30
Footnote 30 of FASB 144 states:
If at the date of the sale-leaseback the fair value of the property is less than its undepreciated cost, a loss would be recognized immediately up to the amount of the difference between undepreciated cost and fair value in accordance with paragraph 3(c) of FASB Statement No. 28, Accounting for Sales with Leasebacks.
In testing the facility for recoverability on a held and used basis, management determined that the appropriate grouping for this evaluation was to include the headquarters facility with all of the assets and liabilities of the Company pursuant to paragraph 11 of SFAS 144 since separate cash flows for the headquarters facility were not separately identifiable. Since the fair value of such asset group exceeded its carrying value, i.e., the fair value of all of the Company’s assets and liabilities exceeded the carrying value of such assets and liabilities, no impairment in such asset group was recognized.
Management then considered paragraph 9 of SFAS 144 which states, in part:
When a long-lived asset (asset group) is tested for recoverability, it also may be necessary to review depreciation estimates and method as required by FASB Statement No. 154, Accounting Changes and Error Corrections
In applying the provisions of paragraph 9 of SFAS 144, management determined that the depreciation estimates and method for its corporate headquarters facility should be revised at the point in time that the Board authorized management to dispose of the facility (November 2005). Accordingly, management revised the useful life to reflect the sale date of such facility, March 2006, and revised the estimated salvage value to reflect the net sales price for the facility. In March 2006, Sipex entered into an agreement for the sale of the Company’s headquarters facility for a price of $13.4 million in cash. The Company therefore recorded depreciation expense for the period between November 2005 and March 2006 equal to the difference between the carrying value of the headquarters facility at the end of October 2005 and the net sales price (salvage value of approximately $12.6 million after selling costs of approximately $0.8 million) of the facility in March 2006.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

13.	In this regard, we note you accounted for this sale and leaseback transaction as a “financing transaction,” with no gain or loss recognized at the time of the sale. Please detail for us the accounting for the leaseback and demonstrate your related accounting entries. Explain how the terms of the original contractual arrangement, including the option terms, supports your conclusion that the lease was an operating lease. We may have additional comments after reviewing your response.
Response:
In March 2006, Sipex entered into a sale-leaseback transaction of its headquarters facility. The lease term is 60 months with average annual lease payments of approximately $1.4 million. In accordance with the terms of the lease, Sipex provided a security deposit of $1,265,000 in the form of an irrevocable standby letter of credit issued to the buyer under its $5.0 million line of credit with Silicon Valley Bank. The security deposit is held as security for the faithful performance by Sipex for all of the terms, covenants, and conditions prescribed under the lease agreement. Further, Sipex has an option to extend the lease for an additional five years when the current term expires. As the security deposit requirement was considered a prohibited form of continuing involvement under paragraph 11.b. of SFAS 98, as further clarified in EITF 90-20, the sale of the headquarters facility was precluded and the sale-leaseback arrangement was accounted for as a financing as specified in SFAS 66. As noted in the response to #12 above, the Company recorded depreciation expense for the difference between the carrying value of the headquarters facility in November 2005 and the net sales price in March 2006 based upon the reduced economic useful life of the facility to the Company. This depreciation expense resulted in a carrying value of the headquarters facility at the time of the sale-leaseback equivalent to the net proceeds of $12.6 million, and therefore, no gain or loss was recorded upon the sale and leaseback of the facility. The accounting entries recorded by the Company for these transactions were as follows:

(in thousands)
Entries related to the facility depreciation from November 2005 to March 2006:
Carrying value of the facility at November 1, 2005	$25,976
Depreciation expense recorded from November 1, 2005 to December 31, 2005	6,493

Carrying value of the facility at December 31, 2005	19,483
Depreciation expense recorded from January 1, 2006 to March 9, 2006	6,905

Carrying value of the facility at March 9, 2006	$12,578

The entry related to the sale-leaseback transaction accounted for as a financing obligation:
Dr. Cash	$12,578
Cr. Financing obligation, short-term and long-term portions	$12,578

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Form 10-Q for the three and nine months ended September 30, 2006
Financial Statements, page 2
Note 3. Stock Based Compensation, page 9
14.	Please tell us how you accounted for the option repricing in 2005 and upon adoption of SFAS 123(R) in 2006.
Response:
On August 29, 2005, Sipex’s Board of Directors approved the repricing of the employee stock options outstanding under its stock option plans, effective as of the close of business on September 6, 2005 with the exception that options granted pursuant to the Sipex Corporation 1999 Stock Plan, options granted to Sipex’s current CEO and directors, and outstanding options with current exercise prices below the fair market value of Sipex’s common stock at the close of business on September 6, 2005 would not be repriced. As such, approximately 2,456,000 options held by 235 employees, with a weighted-average exercise price of $6.22 were modified on September 6, 2005 to lower the option exercise price to $1.90, the fair market value of Sipex’s common stock at the close of business on that date. No other changes were made to the terms of the repriced stock options. In accordance with APB 25 and FIN 44, compensation expense associated with the option repricing in 2005 was recorded until the options were exercised, cancelled, or otherwise expired, and the expense or benefit for the increase or decrease, respectively, in the fair market value of the Company’s common stock in excess of the option’s modified exercise price was recognized immediately for vested options and was recognized over the vesting period using an accelerated method (i.e. the FIN 28 Method) for unvested employee options. In the third quarter of 2005, the Company recorded $95,000 in stock compensation expenses related to the repriced options as the fair value of the Company’s common stock at the close of business on the last day of the third quarter, $1.97, was higher than the exercise price of the repriced options. In the fourth quarter of 2005, the Company marked-to-market the stock options repriced in the third quarter of 2005 and recorded a reduction of stock compensation expense of $95,000 as the fair value of the Company’s common stock at the close of business on the last day of the fourth quarter, $1.57, was lower than the exercise price of the repriced options. Therefore, for the year ended December 31, 2005, no compensation expense was recorded related to the repriced options as the Sipex stock price at the end of the year was lower than the exercise price of the repriced options.
Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified-prospective transition method. Under this transition method, stock compensation cost recognized beginning January 1, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted or modified on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). For the three and nine months ended September 30, 2006,

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

stock compensation expense associated with the employee stock options repriced on September 6, 2005 that were not yet vested as of January 1, 2006 was recorded in accordance with SFAS No. 123(R), in a manner similar to all other unvested stock options outstanding. This 2006 stock compensation expense for the repriced options was determined at the time of the repricing in accordance with the requirements of para. 35 of SFAS No. 123.
Note 13. Convertible Senior Notes, page 16
15.	We note that you have issued $30 million of 5.5% Convertible Senior Notes due in 2026 and that you may incur liquidated damages or penalties pursuant to a registration rights agreement. Please refer to the guidance provided in the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf and address the following:
•	Tell us how you have considered the guidance provided in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 in concluding how to account for these instruments. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host.

•	Tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the conversion feature of your convertible senior note is an embedded derivative that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. In this regard, tell us if the note meets the definition of conventional convertible debt, we refer you to paragraph 4 of EITF Issue 00-19. Further, tell us if there are any requirements, even if remote, to net-cash settle. Also tell us whether you are required to settle in registered shares. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.

•	In addition, it appears that the warrants issued in conjunction with the Senior Notes are also subject to the same registration rights agreement noted above for the convertible debt. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please specifically address whether you are required to settle in registered shares and your determination as to whether the warrant meets the second part of the paragraph 11(a) scope exception of SFAS 133 in your response.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

•	Revise the Critical Accounting Estimates section of MD&A to disclose the methodology and significant estimates used to value any of instruments you carry at fair value, if any.
Response:
Discussion Relating to Question 15, subpart A
In applying EITF 05-4 the Company applied view B. In applying view B the Company combined the Registration Rights Agreement and the Convertible Notes because the Registration Rights Agreement is not considered a freestanding instrument as defined in SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (Statement 150). The glossary to Statement 150 defines a freestanding financial instrument as follows:
A financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.
The Company concluded the Registration Rights Agreement is not a freestanding instrument as the registration rights in the agreement are not legally detachable as they are not transferable to the common stockholders after conversion of the Notes. In addition, if a holder has converted some or all of its Notes into Conversion Shares, the holder will not be entitled to receive any Registration Delay Payments with respect to such shares or the principal amount of the Notes that have been so converted. That is, conversion or redemption of the Notes does not only extinguish the Notes but also extinguishes the company’s obligation under the Registrations Rights Agreement. Therefore, the Company concluded that the Registration Rights Agreement should not be accounted for as a freestanding instrument. Rather it should be treated as a feature that is embedded in the Notes.
In applying View B of EITF 05-4, the Company concluded that the Registration Rights Agreement does not form part of the conversion feature because the Registration Rights Agreement does not represent an economic alternative to the conversion option. Also, the payments under the Registration Rights Agreement may be far greater than merely the difference in the fair value of registered and unregistered shares. In other words, the Registration Rights Agreement does not provide for net settlement to the conversion feature. Rather it provides for payments that are unrelated to the fair value of our common stock. Therefore, it relates to a completely different risk than the conversion feature. Accordingly, the Company evaluated the Registration Rights Agreement as a separately embedded feature under paragraph 12 of SFAS 133 and concluded it should be bifurcated from the host contract (the Notes) and recognized at fair value with subsequent changes in fair value recognized in earnings.
The Company acknowledges the recent SEC speech which indicates that companies must disclose how they have applied EITF 05-04 and, accordingly, the Company will make such disclosure in the Company’s 2006 10-K.
In addition, the Company acknowledges the recent guidance under FSP EITF 00-19-2, “Accounting for Registration Payment Arrangements”, which the Company will apply in its financial statements for the first quarter of 2007.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Discussion Relating to Question 15, subpart B
The Company analyzed the embedded conversion feature under paragraph 12 of FAS 133 and concluded the conversion feature is not required to be bifurcated from the debt host because the criteria in paragraph 12(c) of FAS 133 has not been met. That is a separate instrument with the same terms as the conversion feature would not be a derivative instrument subject to FAS 133 pursuant to paragraphs 6-11 of FAS 133. Specifically, the conversion feature meets the FAS 133 paragraph 11(a) scope exception for instruments that are both indexed to the issuer’s own stock and classified within shareholders equity.
The Company concluded that the conversion feature is considered indexed to our own stock as defined in EITF Issue No. 01-6, The Meaning of “Indexed to a Company’s Own Stock” because the Registration Rights Agreement is not part of the conversion feature and the contingencies that may trigger conversion are not based on an observable market or index and once such contingencies have been met the payoff under the conversion feature is solely indexed to the fair value of our common stock.
We also concluded that the conversion feature qualifies for classification within equity under EITF 00-19. As part of reaching this conclusion we determined that the additional provisions in paragraphs 12 through 32 of EITF 00-19 are not applicable because the Notes are considered “conventional” convertible debt as defined in EITF 05-02. The Task Force reached a consensus in EITF 05-2 that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying Issue 00-19. Instruments that contain “standard” anti-dilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard anti-dilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R)) that are designed to maintain the value of the conversion option. For reference purposes, SFAS 123R defines an equity restructuring as follows: A non-reciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying an option or similar award to change, such as a stock dividend, stock split, spin-off, rights offering, or recapitalization through a large, nonrecurring cash dividend.
The following conversion price adjustments in the conversion feature of the Notes are included within the SFAS 123(R) definition of equity restructuring: (1) issue common stock as a dividend or distribution on our common stock; (2) subdivide or combine our common stock; (3) issue to all or substantially all holders of our common stock specified rights, options or warrants to purchase our common stock; and, (4) distribute to all holders of our common stock cash (excluding cash distributed upon merger or consolidation or as part of a distribution described in clauses (1) through (4) above).
There are two provisions which trigger an adjustment to the conversion option as noted in the terms of the Notes from Section 15.6(e) and 15.6 (f) that are not specifically listed as an example of an equity restructuring in Statement 123(R). The first of these two provisions allows for an adjustment to the conversion price upon the payment of cash dividends to our common stock holders. The second provide for an adjustment in the event we repurchase outstanding common stock at a price greater than the fair value of such shares in a tender offer. The adjustments in both cases are intended to maintain the value of the conversion option. Even though these two events are not listed as examples of equity restructurings in Statement 123(R) we concluded that such events are nonreciprocal transactions between the company and its shareholders that causes the per-share fair value to change and therefore should be considered “standard” anti-dilution provisions. Accordingly, we have concluded that the Notes should be considered “conventional” convertible debt as defined in EITF 05-2.
Since the conversion feature requires physical settlement and the provisions of paragraphs 12 through 32 of EITF 00-19 do not apply the conversion feature should be classified within equity under paragraph 8 of EITF 00-19.
The Company notes that if the conversion feature was required to be settled in registered shares, the additional conditions of paragraphs 12 through 32 of EITF 00-19 do not apply to embedded conversion features in “conventional” convertible debt.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Discussion Relating to Question 15, subpart C
The Company is not required to pay liquidated damage provisions (e.g. Registration Delay Payments) in the event the warrants and shares issuable under the warrants are not registered per the term of the Registration Rights Agreement. The Registration Delay Payments are solely based on the Notes or shares issuable upon conversion of the Notes and the Registration Delay Payments are not affected by the Warrants or shares underlying the Warrants. Accordingly, EITF 05-04 does not impact the accounting for the Warrants. The Company analyzed the requirement in paragraphs 12 through 32 of EITF 00-19 with regard to accounting for the Warrants as noted below and concluded the Warrants should be initially measured at fair value and recorded in stockholders’ equity.
The contract permits the company to settle in unregistered shares.
The Company has reviewed the terms of the Warrants and notes to the Staff that there is no requirement under the terms of the Warrant for the Company to deliver registered shares upon exercise of the Warrant. The Company has the legal ability to deliver unregistered shares upon exercise of the warrants. The Company also notes to the Staff that under the terms of the Registration Rights Agreement, there is no requirement for the Company to make any monetary payments or liquidated damages for failure to register the Warrants or Warrant Shares underlying the Warrants.
The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
As previously noted, the number of shares issuable upon conversion and exercise of the Warrants is fixed. The Company currently has 60.0 million total authorized shares. As of February 5, 2007, the Company had 37.1 million shares outstanding (including 840 thousand warrant shares previously exercised) and 9.3 million shares reserved for all stock option plans for a total of 46.4 million shares. The Notes are convertible into the Company’s common stock at a fixed conversion price of $2.68 per share and the Warrants are exercisable at an initial exercise price of $3.216 per share for a combined total of 12.9 million shares for both the conversion of the Notes and exercise of the Warrants; the current total therefore is 12.1 million shares after consideration of the 840 thousand warrant shares previously issued. The Company is also required to maintain an additional reserve of 10% of the conversion shares and the warrants for a total of an additional 1.3 million shares. Thus, the Company has requirements for 59.7 million shares compared to total authorized shares of 60.0 million shares.
The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
As noted above, the number of shares issuable upon conversion and exercise of the Warrants is fixed.
There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
The Warrants are not subject to Registration Delay Penalties or any other cash payments in the event the Company fails to file timely any other filings with the SEC.
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
The Warrant agreement does not contain cash settled “top-off” or “make-whole” provisions.
The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.
The terms of the Warrants do not allow for net-cash settlement in any circumstance.
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
We confirm that there are no provisions in the agreements that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the agreements.
There is no requirement in the agreements to post collateral at any point or for any reason.
The agreements do not contain any requirement to post collateral at any point or for any reason.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Discussion Relating to Question 15, subpart D
The Company concluded that the additional interest provisions contained in the Notes (1.5% per annum if our common stock is not listed for trading on one of The New York Stock Exchange, Inc., the American Stock Exchange, Inc., the Nasdaq Global Market or The Nasdaq Capital Market by December 31, 2006 and/or 1.5% if we have not filed all reports with the SEC that we are required to filed under Section 13 or 15(d) under the Exchange Act ) and the Registration Delay Payments (between 0.8% and 1.2%) should be bifurcated and accounted for as derivative instruments and, therefore, are accounted for at fair value.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

The penalties affect the interest payments on the Notes and are to be paid at an annual rate until the Company is current in its filings, listing, and registration requirements. For purposes of our valuation analysis we developed an estimate relating to when the requirement would be met and calculated the value of the additional interest payment for that period of time. This estimate is re-evaluated at the end of each quarterly accounting period.
At September 30, 2006 the Company recorded a $134,000 derivative liability for the estimated penalties above.
Management has concluded given the insignificant nature of the penalties to date and anticipated that these instruments do not warrant inclusion in the Critical Accounting Estimates section of our MD&A.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Note 14. Segment Information and Major Customers, page 18
16.	We note that your chief operating decision maker reviews disaggregated information based on product line. Please explain why your product lines (interface, power management, optical storage) are not considered to be discrete operating as defined in SFAS 131.
Response:
As described in our Form 10-K, we design, manufacture and market, high performance, analog integrated circuits, or ICs that primarily are used by original equipment manufacturers, or OEMs, operating in the computing, consumer electronics, communications and networking infrastructure markets. Some of the end product applications that contain our ICs are cellular phones, base stations, computers, DVD players, and digital cameras. Our products are sold either directly or through an international network of manufacturers’ representatives and distributors. For segment reporting purposes, we evaluated our product families against the operating segment evaluation requirements of SFAS 131 and we have concluded that the Company is managed as one operating segment for decision making purposes and the appropriate financial statement presentation of the Company’s product families is that of one operating segment. As defined under SFAS 131, para. 12 our chief executive officer is considered our chief operating decision-maker. As required by SFAS 131, we evaluated whether our product families are operating segments based upon the criteria of para. 10, as follows: First, Sipex has product families that generate separately identifiable revenues and standard product costs / margins. However, discrete financial reporting information for separately identifiable product family operating expenses is not prepared on a systematic basis from our accounting systems. On a monthly basis, we prepare a financial reporting package that is distributed to our CODM and our senior executive staff. This package includes disaggregated revenue and standard cost / margin information by product family as well as gross ending inventory by product family and distribution channel inventory held by distributors sorted by product family. This information is not considered discrete financial information for each product family that can be used for operating decision support of resource allocation and performance assessment because the non-standard cost component of the Company’s cost of sales (e.g. mfg variances) is a significant portion of the Company’s cost structure along with operating expenses. Therefore, standard cost or margin information alone is insufficient for making resource allocations or performance assessment decisions. On an ad hoc, as requested basis, we have prepared quarterly product family statement of operations information and such is provided to our sr. vice president of marketing, various product family marketing managers and our CODM. This information is “under development” or a work-in-process and not considered reliable for decision analysis and support. This information is not included in the standard monthly financial reporting package provided to the CEO to assess financial performance. Our CODM does not utilize this product family statement of operations information for resource allocation purposes nor is it used to assess performance of the product family. As noted above, the Company does not consider the product family standard margin information to be discrete financial information. Given that the product family statement of operations information is under development or a work-in-process the Company also does not consider it to be reliable and, thus, it is not “available” discrete financial information. This information is not viewed as reliable by management for the following reasons: First, allocations of non-standard manufacturing costs (variances), are not calculated on a product specific or product family specific basis nor are adequate systems and tools in place to specifically track such variances. Therefore, gross profit margins by product family are not reliable. For clarity, there have historically been significant differences and fluctuations between standard margins and total gross margins for the Company on an aggregated basis. Further, allocations of operating expenses are not based upon directly measurable objective information, such as vendor invoices or department assignments. Rather operating expense allocations are principally made by functional management based upon subjective judgments of work efforts by the various functional personnel after the fact or at the end of a quarterly reporting period.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Not withstanding the above analysis and conclusion, we are providing the following information to the staff as further background information about the Company.
Resource allocation decisions by our CODM are based upon multiple factors, principally including: macroeconomic market segment growth rates; revenue growth prospects for the product family; current market position; technology at Sipex and its application to the market segments and growth prospects; core competencies of our engineering teams; competitive manufacturing capabilities; and the synergies of a particular product family with the other product families at Sipex.
Performance assessment decisions by our CODM are based upon multiple factors, principally including: market segment penetration; customer design wins; customer penetration with multiple products either within or across product families; new product introductions; revenue growth rates; strategic customer acquisition (large multi-national OEM’s); and accumulation of customers with greater than $1 million of annual or quarterly revenues.
Sipex does not have segment managers with profit and loss responsibility. Sipex does have product family marketing leadership, which positions were principally established in the first half of 2006. These marketing leadership positions do not have dedicated engineering, sales, manufacturing, or administrative teams assigned to them. These positions do not report directly to the CODM, rather they report to the sr. vice president of marketing. These positions are not responsible for nor do they prepare financial forecasts for their product families.
Sipex products, which include approximately 2,800 different active parts as of December 2006, are categorized into three product families; all product families are analog semiconductor products; all product families use similar wafer process technologies of Bipolar, BiCMOS and CMOS; all product families use similar wafer foundries and assembly/test subcontractors; all product families sell into similar types or classes of end customers, generally OEM’s using the integrated circuits in a large variety of applications both consumer and commercially oriented; and all product families utilize very similar product distribution methods.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Results of Operations, page 24
17.	When you cite more than one factor responsible for a change in a financial statement line item, the amounts of the individual factors cited should be quantified. Revise future filings as necessary.
Response:
In future filings, when we cite multiple factors responsible for a change in a financial statement line item, we will provide the related amounts of the individual factors cited.
Liquidity and Capital Resources, page 26
18.	Please revise future filings to define the financial ratios and minimum net worth levels required in your financial covenants.
Response:
In future filings, we will define the financial ratios and minimum net worth levels required in our financial covenants.
19.	Revise future filings to discuss the potential impact upon revenues, operating results and cash flows, of the transition from your Milpitas wafer fabrication operations to now being manufactured by Silan in China and Episil Technologies in Taiwan.
Response:
In future filings we will discuss the potential impact upon our revenues, operating results and cash flows of the transition from our Milpitas wafer fabrication operation to our subcontractors in China, Taiwan and elsewhere, as appropriate.
20.	Revise the Management’s Discussion in future filings to clearly state that there is “substantial doubt” about the Company’s ability to continue as a going concern. Going concern disclosures must use the words “substantial doubt.”

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Response:
In future filings, as we discuss the Company’s ability to continue as a going concern, we will clearly state whether or not there is substantial doubt about whether the Company will continue as a going concern and when we discuss these disclosures we will use the words “substantial doubt.” Please note that on page 7 of the Registration Statement; we discuss the risk that given the risks associated with raising capital, these matters “raise substantial doubt” about the Registrant’s ability to continue as a going concern.
Form 10-K for the fiscal year ended January 1. 2005
Note 2. Restatement page 47
21.	We note that you identified certain errors related to 2002 and prior periods. To assist us in understanding your reasons for recording all of these adjustments in the first quarter of fiscal 2003, please address the following:
•	Identify each of the last five fiscal years during which your accounting was not in compliance with US GAAP because of these errors and quantify the impact of the errors, on a gross basis, on each fiscal period.

•	Quantify, on a gross basis, the adjustment that is required under US GAAP to correct each error. For those areas involving multiple errors, such as income taxes, please quantify the adjustment relating to each component.

•	Describe clearly any assumptions you make in allocating amounts to the different periods and explain why these allocations are appropriate.

•	Please provide your analysis explaining why the corrections of the omissions or misstatements in each of the relevant periods would not change or influence the judgment of a reasonable investor. Refer to the guidance in SAB 99 and SAB 108 as appropriate.

•	If your analysis continues to conclude that the amounts are immaterial to warrant restatement of the periods prior to fiscal 2003, please explain why you believe that correction of the errors in the first quarter of fiscal 2003 is appropriate. Explain how you considered the staffs guidance provided in SAB Topic 5-F and the remarks of Russell P. Hodge before the December 6, 2004 AICPA National Conference on Current SEC and PCAOB Developments found at http://www.sec.gov/news/speech/spch120604rph.htm.

•	Explain where you recorded the $1.1 million in your statement of operations.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Response:
The table below indicates the impact of the errors corrected in the first quarter of 2003 in relation to the fiscal periods in which they originated. The table identifies each of the adjustments that would be required if such errors were corrected in the period of origination. To determine the appropriate fiscal period to which the correcting amounts relate, we analyzed source documentation for each transaction to be corrected and allocated the amounts to each period as appropriate had the transaction been accounted for correctly in the origination period. Management has concluded the impact of the errors to the prior years was not material to those prior periods, and as shown below, correcting the errors in the first quarter of 2003 was not material to the first quarter of 2003 or fiscal year 2003. Please note that the SAB 99 analysis noted below with regard to consideration of errors recorded in the first quarter of 2003 and for fiscal year 2003 reflects the Staff’s guidance provided in SAB Topic 5-F and the remarks of Russell P. Hodge on December 6, 2004.

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2002	2001	2000	1999	1998
Net income / (loss), as reported	$(79,276)	$(19,692)	$3,917	$6,099	$19,429
Impact to income / (loss)
Prior year errors corrected in Q1’03 - Year of origination:
-Revenue accounting items	$(283)	$—	$—	$—	$—
-Depreciation expense	(140)	(220)	(52)	36	—
-Deferred / straight-line rent expense	39	1	(38)	(75)	(134)
-Int’l vacation & payroll tax liability	(144)	(65)	(48)	(7)	—
-Int’l cash transfer & expense items	63	—	—	—	—
-Interest expense on unpaid royalties	(8)	—	—	—	—
-Int’l branch office tax provisions	(18)	(23)	(4)	—	—

Total errors	$(490)	$(307)	$(142)	$(45)	$(134)
Percentage to Net Income / (loss)	0.6%	1.6%	3.6%	0.7%	0.7%
The $1.1 million of error corrections was recorded in our first quarter of 2003 statement of operations as follows:

Impact to income / (loss)
Net sales	$(587)
Cost of goods sold	170
Operating expenses	(656)
Tax provision	(45)

Total error corrections	$(1,118)

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Impact analysis of correcting the 2002 accounting and other errors in the first quarter of 2003 and fiscal year 2003:

Income Statement Analysis		Gross	Net
	Net Sales	Profit	P&L
($ in thousands)	Impact	Impact	Impact
Overstatements / (Understatements)
Revenue accounting issues	$(519)	$(233)	$(233)
Depreciation understatement errors			(376)
Deferred / straight-line rent expense understatement error			(206)
Int’l vacation & payroll tax liability understatement		(129)	(263)
Inventory overstatement for errors in capitalized variances		122	122
Int’l cash transfer and expense recognition errors & other errors		(5)	92
Interest on unpaid Maxim accrued royalty			15
Int’l branch office tax provisions			(9)

Total errors to annual 2003 results	$(519)	$(245)	$(858)

Fiscal 2003, As previously reported	$49,412	$(4,392)	$(34,623)
Fiscal 2003, GAAP Basis	$37,054	$(8,823)	$(38,948)
Fiscal 2003, As restated	$36,535	$(9,068)	$(39,807)

Percentage error rates of GAAP Basis results — fiscal year	1.4%	2.8%	2.2%

Total errors to fiscal Q1 2003 results	$(429)	$(398)	$(1,013)

Fiscal first quarter 2003, As previously reported	$15,117	$(182)	$(7,222)
Fiscal first quarter 2003, GAAP Basis	$4,802	$(3,240)	$(10,260)
Fiscal first quarter 2003, As restated	$4,310	$(3,638)	$(11,273)

Percentage error rates of GAAP Basis results — first quarter	10.2%	12.3%	9.9%
For purposes of the analysis above, these errors represent the turn-around effect of: 1) the $1,118k (net debit) cumulative misstatement as of December 31, 2002 and 2) certain items related to the full year of 2003 and the first quarter of 2003 not corrected ($260k (net credit) for the year and $105k (net credit) for the first quarter).
B. Qualitative Analysis
In accordance with the requirements of SAB 99, we have also evaluated those errors relative to various qualitative factors, as described below, which may cause misstatements of quantitatively small amounts to be material.
The following is a list of the circumstances that may affect the materiality of quantitatively small misstatements and our assessment of such (noted in italics and underlined after each question).
•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate?
o	Yes, in general precise measurement was possible to correct the items identified for restatement. However, certain items, the revenue related issues in particular, some element of judgmental evaluation was necessary, as conclusive evidence of items as pull-ins was not available.
•	Whether the misstatement masks a change in earnings or other trends?
o	No, earnings and net sales trends were not changed.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

Note: As a result of the adoption of sell-through revenue recognition in the first quarter of 2003, sales, gross loss and net loss were impacted by a $12.6 million reduction in net sales as of January 1, 2003 and a corresponding increase in gross loss and net loss of $1.8 million. As a result, the operating results for the first quarter of 2003 are significantly different than the quarters before and after this quarter (i.e. not really qualitatively comparable to other quarters, although all quarters in this time period had significant losses and low margins or negative margins (gross loss)).
•	Whether the misstatement hides a failure to meet analyst’s consensus expectations for the enterprise?
o	In general, it does not appear that these errors were motivated by an effort to achieve analyst’s expectations for the fourth quarter of 2002 or the first quarter of 2003. Individual items are not sufficiently large to change operating results from a loss to a profit or meet analysts’ expectations for revenue guidance.
•	Whether the misstatement changes a loss into income or vice versa?
o	No, the results would have been a net loss without the errors as well.
•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations and profitability?
o	No, the company has one segment
•	Whether the misstatement affects the registrant’s compliance with regulatory requirements?
o	No, no known regulatory non-compliance
•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements?
o	No, no loan covenants were in existence
•	Whether the misstatement has the effect of increasing management’s compensation-for example by satisfying requirements for the award of bonuses or other forms of incentive compensation?
o	No, there were no bonus awards or other forms of incentive compensation plans in place in relation to fiscal 2002 or the first quarter of 2003.
•	Whether the misstatement involves concealment of an unlawful transaction?
o	It does not appear that these errors involved concealment of unlawful transactions, rather merely ineffective accounting control procedures.
In addition to the above, if there are other factors which the Company considered and concluded that the related circumstances would not affect the materiality of quantitatively small misstatements, please describe such factors considered and the conclusion reached.
o	Based upon a qualitative evaluation of the errors, no other factors warrant consideration.
While we acknowledge the net impact of the correction of the 2002 and prior errors in the first quarter of 2003 was 9.9%, 10.2% and 12.3% of the net loss, net sales and gross profit, respectively, for the first quarter; we considered guidance under APB 28, para. 29 with regard to this analysis and given the impact of the correction of the 2002 and prior errors as a percentage of the net loss, net sales and gross profit for the full year of 2003 of 2.2%, 1.4% and 2.8%, respectively, management concluded the

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

impact of the errors in 2003 (including the first quarter of 2003) were not of such magnitude as to require restatement of prior year financial statements. In addition, we concluded that correction of these errors in the first quarter of 2003 rather than in the fiscal periods in which they originated would not change the trend of earnings or influence the judgment of a reasonable investor.

Mr. Buchmiller
Securities and Exchange Commission
February 13, 2007

We very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (408) 934-7549 or our outside counsel Robert G. Day of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 320-4622 if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

SIPEX CORPORATION

/s/ Clyde R. Wallin
Clyde R. Wallin, Senior V.P. of Finance and Chief Financial Officer

cc:	Robert G. Day, Esq. (via e-mail)
Stuart Schneck, Esq. (via e-mail)